1180 Veterans Blvd. South San Francisco, CA 94080 Main Phone: 650.624.1100 FAX: 650.624.1101 http://www.rigel.com

December 22, 2010

VIA EDGAR AND FACSIMILE (202.772.9198)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

RE:         Rigel Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009 filed on March 2, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

File Number: 000-29889

Dear Mr. Rosenberg,

Rigel Pharmaceuticals, Inc. (the “Company”) hereby responds to the Staff’s comment letter, dated December 16, 2010, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2010 (the “Form 10-Q”).  The following information is provided in response to Staff’s comment, which comment is included below in bold.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Part 1. Financial Information

Item 1. Condensed Financial Statements

Notes to Condensed Financial Statements

10. AstraZeneca Collaboration, p.11

Comment. Please revise your disclosure to describe all of your rights and obligations under the Astrazeneca agreement, including how you determined the collaboration development period and all deliverables. In addition, address your obligation to participate in the Joint Steering Committee and tell us why it is appropriate to recognize the entire $100.0 million as revenue through September 2010 in light of this obligation.

Response. The Company advises the Staff that detailed information regarding the collaboration agreement with AstraZeneca (AZ) is disclosed under the heading “Sponsored Research and License Agreements” in Note 2 to the Financial Statements and Supplementary Data included under Item 8 of the Form 10-K (beginning on page 59). Subsequent updates to the collaboration agreement with AZ are included under AstraZeneca Collaboration in Note 10 to the Condensed Financial Statements included under Item 1 of the Form 10-Q (on page 11).

As mentioned in Note 2 to the Financial Statements and Supplementary Data of the Form 10-K, the Company’s rights under the collaboration agreement with AZ include the receipt of an upfront payment of $100.0 million and milestone payments of up to an additional $345.0 million if specified development, regulatory and launch milestones are achieved for fostamatinib (previously R788). The Company is also eligible to receive up to an additional $800.0 million if specified sales performance milestones are achieved for fostamatinib, as well as significant stepped double-digit royalties on net sales worldwide of fostamatinib.

The Company’s deliverables and obligations under the collaboration agreement with AZ include: 1) granting a license of rights to fostamatinib, 2) transfer of technology (know-how) related to fostamatinib, and 3) conducting, at the Company’s expense, the fostamatinib open label extension study during the limited transition period. Either party may terminate the agreement if the other party materially breaches the agreement and such breach remains uncured during the sixty day period following the date of notice, or in the event of insolvency of the other party.  The Company may also terminate the agreement in its entirety if AZ challenges the validity, enforceability or scope of any of the patents licensed to AZ by the Company under the agreement. If neither party terminates the agreement, then the agreement will remain in effect until the cessation of all commercial sales of all products subject to the agreement, including fostamatinib.

Following the guidance of FASB Accounting Standard Codification (ASC) 605, the Company considered its deliverables mentioned above as one unit of accounting due to the lack of standalone value of the license granted to AZ and the lack of objective and reliable evidence of fair value of the other two deliverables, and allocated the $100 million upfront payment it received from AZ in April 2010 to the single unit of accounting. Using the final deliverable model, the Company recognized the upfront payment ratably over the performance period from March 26, 2010, the effective date of the agreement, through September 25, 2010, the completion of the last deliverable, the transfer of the fostamatinib long-term open label extension study to AZ. The Company elected a straight-line method for recognition of the upfront payment as it determined that the effort to advance and transfer the study was fairly consistent over the transition period. After the open label extension label study was transferred on September 25, 2010, the Company had no contractual obligation to perform any further development or manufacturing activities. AZ is responsible for conducting and funding all development, regulatory filings, manufacturing and global commercialization of products.

Under the agreement, a Joint Steering Committee (JSC) was established to monitor and oversee AZ’s activities and facilitate communications between the parties with respect to the development and commercialization of products. The Company believes that its participation in the JSC is a right rather than an obligation because of the following three reasons. First, the terms and conditions of the agreement expressly limit the Company’s ability to make any decisions regarding such activities on behalf of the JSC and, moreover, expressly grant such final decision, with certain exceptions, to AZ in the absence of a consensus. Second, the Company has the option to withdraw from the JSC, leaving AZ to solely decide, without consultation, any matters previously before the JSC. Third, given the limited decision making authority of the Company, its participation in the JSC merely functions as a venue for the Company to obtain information to the limited extent shared by AZ, concerning the development, commercialization and/or manufacturing activities of AZ, and protect its rights given the potential milestones and royalties that could be earned by the Company in the future.  As such, participation on the JSC has not been identified as an obligation under the Agreement and is not deemed a separate deliverable for purposes of analyzing the arrangement in accordance with ASC 605.

In response to the Staff’s comment, commencing with our Annual Report on Form 10-K for the fiscal year ending December 31, 2010, the Company will enhance the disclosure under the heading “Sponsored Research and License Agreements”, as reflected in the proposed disclosure below. The Company did not include a disclosure regarding its participation in the JSC as it has not been identified as an obligation under the Agreement and is deemed immaterial for this purpose.

SPONSORED RESEARCH AND LICENSE AGREEMENTS

AstraZeneca

In February 2010, we entered into an exclusive worldwide license agreement with AstraZeneca AB (AZ) for the global development and commercialization of our oral syk inhibitors for the treatment of human diseases other than those primarily involving respiratory or pulmonary dysfunction. The agreement includes a license of rights to fostamatinib (previously referred to as R788), our late-stage investigational product candidate for the treatment of RA and other indications. AZ is responsible for conducting and funding all future development, regulatory filings, manufacturing and global commercialization of products containing oral syk inhibitors. The agreement became effective on March 26, 2010 and, in connection with the effectiveness of the agreement, we received an upfront payment of $100.0 million in April 2010 from AZ.

We determined that our deliverables under the agreement were: (i) granting a license of rights to fostamatinib, (ii) transfer of technology (know-how) related to fostamatinib, and (iii) conducting, at the Company’s expense, the fostamatinib open label extension study until it was transferred to AZ on September 25, 2010. We concluded that these deliverables should be accounted for as one single unit of accounting and recognized the $100.0 million upfront payment received in April 2010 from AZ ratably over the performance period from March 26, 2010, the effective date of the agreement, through September 25, 2010, the completion date of the last deliverable, the transfer of the fostamatinib long-term open label extension study to AZ. We elected a straight-line method for recognition of this upfront payment as the effort to advance and transfer the study was fairly consistent over the transition period.

On September 29, 2010, we announced that we earned $25.0 million from AZ in consideration for the fulfillment of two major milestones in the agreement. The first milestone payment earned was for the initiation of the Phase 3 clinical trial program with fostamatinib in patients with RA that was announced by AZ on September 29, 2010. The second milestone payment earned was for the completion of the transfer of the fostamatinib long-term open label extension study to AZ which was also completed in September 2010. AZ is required to pay us up to an additional $320.0 million if specified development, regulatory and launch milestones are achieved for fostamatinib. We are also eligible to receive up to an additional $800.0 million if specified sales performance milestones are achieved for fostamatinib, as well as significant stepped double-digit royalties on net worldwide sales.

Either party may terminate the agreement if the other party materially breaches the agreement and such breach remains uncured within sixty days from the date of notice, or in the event of insolvency of the other party. We may also terminate the agreement in its entirety if AZ challenges the validity, enforceability or scope of any of our patents licensed to AZ by us under the agreement. AZ may also terminate the agreement either without cause upon one hundred eighty-days’ written notice, or in the event of any change of control of Rigel upon thirty days’ written notice. If neither party terminates the agreement, then the agreement will remain in effect until the cessation of all commercial sales of all products subject to the agreement, including fostamatinib.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (650) 624-1284 or Dolly A. Vance, Executive Vice President, General Counsel and Corporate Secretary of the Company at (650) 624-1327.

Sincerely,

/s/ Ryan D. Maynard
Ryan D. Maynard
Executive Vice President and Chief Financial Officer

cc:	Dolly A. Vance, Executive Vice President, General Counsel and Corporate Secretary
Suzanne Sawochka Hooper, Cooley Godward Kronish LLP